Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy strengthens its focus on hydrogen and renewable fuels for energy expansion

Calgary, Alberta (April 4, 2022) – In addition to driving shareholder returns through its core business, Suncor will strengthen its focus on hydrogen and renewable fuels to accelerate progress towards its objective to be a net-zero company by 2050. Optimizing the portfolio to drive shareholder returns and continue to reduce emissions requires focus and discipline. Therefore, Suncor plans to divest its wind and solar assets.

“While Suncor is in the fortunate position of being long on opportunities, we are adjusting our portfolio for fit and focus,” said Mark Little, Suncor president and chief executive officer. “By doing so, we use our strengths, competitive advantages and resources to drive shareholder returns and value over the long term and help us meet our emissions reduction targets.”

Suncor has been a sustainability leader for over twenty years and has played a pivotal role in developing the Canadian renewable power industry. In 2002, Suncor partnered with Enbridge to build one of the first renewable energy projects in Canada and since then, Suncor has developed eight wind power projects in three provinces – Saskatchewan, Alberta and Ontario. Moving forward, Suncor will continue to participate in many aspects of the electricity value chain, including producing power through its integrated co-generation operations, through power marketing and trading, by providing customers with EV charging and potentially procuring renewable power through power purchase agreements.

Suncor’s strategy is focused on increasing shareholder returns and accelerating its progress to be a net-zero company by 2050. In support of this objective, Suncor is focusing its efforts in areas that are complementary to its base business including replacing coke-fired boilers at Base Plant with lower emission cogeneration units and accelerating commercial scale deployment of carbon capture technology. Other targeted activities include partnering with ATCO on a project to build a world-scale hydrogen project in Alberta and deploying next generation renewable fuel technologies like Lanzajet’s sustainable aviation fuel technology and Enerkem’s waste to fuels technology.

In a similar portfolio optimization undertaking in alignment with its strategies and focus on shareholder value, Suncor recently announced the intended divestment of the Norway exploration and production assets as well as the planned sell down of its Rosebank interest in the UK North Sea. The disposition process is underway with an expected close later this year.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s plans to divest its wind and solar assets, the intention to allocate resources to drive shareholder returns and value and to meet emissions reduction targets, continued participation in many aspects of the electricity value chain including producing power through its integrated co-generation operations, through power marketing and trading, and potentially procuring renewable power through power purchase agreements, plans to achieve net zero emissions by 2050, Suncor’s intention to replace coke-fired boilers at Base Plant with lower emission cogeneration units, plans to accelerate commercial scale deployment of carbon capture technology, partnership with ATCO to build a world scale hydrogen project, deploying next generation renewable fuel technologies like Lanzajet and Enerkem, Suncor’s intention to divest its Norway exploration and production assets and to sell down its working interest in the Rosebank project in the UK North Sea. Some of the forward-looking statements and information may be identified by words like “plans”, “planned”, “objective”, “potential”, “continue”, “intended” and similar expressions.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F each dated February 24, 2022, the MD&A and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen.  Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.  Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP.

Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

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